Harbor Custom Development, Inc.

1201 Pacific Avenue, Suite 1200

Tacoma, Washington 98402

(253) 649-0636

April 22, 2024

VIA EDGAR

Division of Corporation Finance

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Harbor Custom Development, Inc.
Registration Statement on Form S-3 (File No.: 333-267350)

Ladies and Gentlemen:

Harbor Custom Development, Inc., a Washington corporation (the “Company”) hereby requests, pursuant to Rule 477 of the Securities Act of 1933, as amended (the “Securities Act”), that the Company’s Registration Statement on Form S-3 (File No. 333-267350), filed with the Securities and Exchange Commission (the “Commission”) on September 9, 2022, as amended on September 14, 2022, and declared effective on October 18, 2022, together with all exhibits and amendments thereto (the “Registration Statement”), be withdrawn effective immediately. No securities have been issued or sold under the Registration Statement.

In light of the Company and certain of its subsidiaries filing voluntary petitions in the United States Bankruptcy Court for the Western District of Washington (such court, the “Bankruptcy Court”) seeking relief under Chapter 11 of Title 11 of the United States Code (the “Bankruptcy Code”), the Company requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by paragraph (a) of Rule 477 of the Securities Act.

Accordingly, we request that the SEC issue an order granting the withdrawal of the Registration Statement (the “Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to our legal counsel, Lynne Bolduc of FitzGerald Kreditor Bolduc Risbrough LLP via email at lbolduc@fkbrlegal.com.

Please contact Ms. Bolduc at (949) 788-8900 if you have any questions concerning the foregoing. Thank you for your attention to this matter.

Very truly yours,

HARBOR CUSTOM DEVELOPMENT, INC.

By:	/s/ Jeffrey Habersetzer
Jeffrey Habersetzer
Interim Chief Executive Officer and Interim President

cc:	Lynne Bolduc, FitzGerald Kreditor Bolduc Risbrough LLP